Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following Management Discussion and Analysis (“MD&A”) contains information regarding the financial position and financial performance of Algoma Steel Group Inc. and its consolidated subsidiaries and unless the context otherwise requires, all references to “Algoma,” “the Company,”, “we,” “us,” or “our” refer to Algoma Steel Group Inc. and its consolidated subsidiaries.

We publish our condensed interim consolidated financial statements in Canadian dollars. In this MD&A, unless otherwise specified, all monetary amounts are in Canadian dollars, all references to “C$,” mean Canadian dollars and all references to “$” or “US$” and mean U.S. dollars.

The following MD&A provides Algoma management’s perspective on the financial position and financial performance of the Company and its consolidated subsidiaries for the three and six month periods ended September 30, 2022 and September 30, 2021. This MD&A provides information to assist readers of, and should be read in conjunction with, the Company’s September 30, 2022 condensed interim consolidated financial statements and the accompanying notes thereto and the March 31, 2022 audited consolidated financial statements and the accompanying notes thereto.

This discussion of the Company’s business may include forward-looking information with respect to the Company, including its operations and strategies, as well as financial performance and conditions, which are subject to a variety of risks and uncertainties. Readers are directed to carefully review the sections entitled “Non-IFRS Financial Measures” included elsewhere in this MD&A. For a discussion of risks and uncertainties that may affect the Company and its financial position and results, refer to “Risk Factors” below as well as in the Annual Report on Form 20-F filed by Algoma with the Ontario Securities Commission (the “OSC”) (available under the Corporation’s System for Electronic Document Analysis and Retrieval (“SEDAR”) profile at www.sedar.com) and filed by the Corporation with the SEC (available at www.sec.gov), as well as in the other documents Algoma has filed with the OSC and the SEC.

This MD&A is dated as of November 4, 2022. This document has been approved and authorized for issue by the Board of Directors on November 4, 2022. Events occurring after this date could render the information contained herein inaccurate or misleading in a material respect.

Non-IFRS Financial Measures

In this MD&A we use certain non-IFRS measures to evaluate the performance of the Company. These terms do not have any standardized meaning prescribed within IFRS and, therefore, may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing a further understanding of our financial performance from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. As described below, the term “Adjusted EBITDA” is a financial measure utilized by Algoma in reporting its financial results that is not defined by IFRS. The terms “Net Sales Realization” (“NSR”) and “Cost Per Ton of Steel Products Sold” are financial measures utilized by Algoma in reporting its financial results that are not defined by IFRS. Net Sales Realization, as defined by Algoma, refers to steel revenue less freight per steel tons shipped. Net Sales Realization is included because it allows management and investors to evaluate our selling prices per ton of steel products sold, excluding geographic impact of freight charges, in order to enhance comparability when comparing our sales performance to that of our competitors. Cost Per Ton of Steel Products Sold, as defined by Algoma, refers to cost of steel revenue less freight, amortization, carbon tax and business combination adjustments (included in cost of steel revenue) per steel tons shipped. Cost Per Ton of Steel Products Sold allows management and investors to evaluate the Company’s cost of steel products sold on a per ton basis, excluding the items that we exclude when calculating Adjusted EBITDA, to evaluate our operating performance and to enhance the comparability of our costs over different time periods. We consider each` of Net Sales Realization and Cost Per Ton of Steel Products Sold to be meaningful measures to assess our operating performance in addition to IFRS measures. A reconciliation of each of Net Sales Realization and Cost Per Ton of Steel Products Sold to their most comparable IFRS financial measures are contained in this MD&A.

Adjusted EBITDA, as defined by the Company, refers to net income before amortization of property, plant, equipment and amortization of intangible assets, finance costs, interest on pension and other post-employment benefit obligations, income taxes, foreign exchange loss (gain), finance income, carbon tax, changes in fair value of warrant, earnout and share-based compensation liabilities, transaction costs, past service costs – pension, past service costs – post-employment benefits and share-based compensation related to performance share units. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by revenue for the corresponding period. Adjusted EBITDA per ton is calculated by dividing Adjusted EBITDA by tons of steel products sold for the corresponding period. Adjusted EBITDA is not intended to represent cash flow from operations, as defined by IFRS, and should not be considered as alternatives to net profit (loss) from operations, or any other measure of performance prescribed by IFRS. Adjusted EBITDA, as defined and used by the Company, may not be comparable to Adjusted EBITDA as defined and used by other companies. We consider Adjusted EBITDA to be meaningful measures to assess our operating performance in addition to IFRS measures. These measures are included because we believe it can be useful in measuring our operating performance and our ability to expand our business and provide management and investors with additional information for comparison of our operating results across different time periods and to the operating results of other companies. Adjusted EBITDA is also used by analysts and our lenders as measures of our financial performance. In addition, we consider Adjusted EBITDA margin and Adjusted EBITDA per ton, to be useful measures of our operating performance and profitability across different time periods that enhance the comparability of our results. For a reconciliation of Adjusted EBITDA to its most comparable IFRS financial measures, see “Adjusted EBITDA” presented in this MD&A.

Adjusted EBITDA, Net Sales Realization and Cost Per Ton of Steel Products Sold have limitations as analytical tools and should not be considered in isolation from, or as alternatives to, net income, cash flow from operations or other data prepared in accordance with IFRS. Some of these limitations are:

•	they do not reflect cash outlays for capital expenditures or contractual commitments;

•	they do not reflect changes in, or cash requirements for, working capital;

•	they do not reflect the finance costs, or the cash requirements necessary to service interest or principal payments on indebtedness;

•	they do not reflect income tax expense or the cash necessary to pay income taxes;

•	they do not reflect interest on pension and other post-employment benefit obligations;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, as such Adjusted EBITDA do not reflect cash requirements for such replacements;

•	they do not reflect the impact of earnings or charges resulting from matters we believe not to be indicative of our ongoing operations; and

•	other companies, including other companies in our industry, may calculate these measure differently than as presented by us, limiting their usefulness as a comparative measure.

Functional Currency

The Company’s functional currency is the US dollar, which reflects the Company’s operational exposure to the US dollar. The Company uses the Canadian dollar as its presentation currency. In accordance with IFRS, all amounts presented are translated to Canadian dollars using the current rate method whereby all revenues, expenses and cash flows are translated at the average rate that was in effect during the period or presented at their Canadian dollar transactional amounts and all assets and liabilities are translated at the prevailing closing rate in effect at the end of the period. Equity transactions have been translated at historical rates. The resulting net translation adjustment has been reflected in other comprehensive income. Unless otherwise stated, the figures included in this MD&A are stated in Canadian dollars.

The currency exchange rates for the relevant periods of fiscal 2023 and fiscal 2022 are provided below:

	Average Rate		Period End Rate
	FY2023	FY2022	FY2023	FY2022
April 1 to June 30	1.2628	1.2280	1.2886	1.2394
July 1 to September 30	1.3061	1.2601	1.3707	1.2741

Overview of the Business

Algoma Steel Group Inc., formerly known as 1295908 B.C. Ltd., was incorporated on March 23, 2021 under the Business Corporations Act (“BCA”) for the purpose of purchasing Algoma Steel Holdings Inc. A purchase agreement between the Company and Algoma Steel Intermediate S.A R.L. (the “Vendor”) was executed March 29, 2021, whereby the Vendor sold its equity holdings in the capital of Algoma Steel Holdings Inc. to the Company. The transaction resulted in the Vendor transferring its 100,000,001 common shares of Algoma Steel Holdings Inc. to the Company in exchange for 100,000,000 common shares of the Company.

Algoma Steel Inc., the operating company and an indirect wholly-owned subsidiary of Algoma Steel Holdings Inc., was incorporated on May 19, 2016 under the BCA, for the purpose of purchasing substantially all of the operating assets and liabilities of Essar Steel Algoma Inc. (“Old Steelco”). The Company is an integrated steel producer with its active operations located entirely in Canada. The Company produces sheet and plate products that are sold primarily in North America.

Merger Transaction

On October 19, 2021, the Merger between a subsidiary of the Company (“Merger Sub”) and Legato Merger Corp. (“Legato”), pursuant to an Agreement and Plan of Merger (“Merger Agreement”) entered into on May 24, 2021 (the “Merger”), was completed (the “Closing”), with Legato becoming a wholly-owned subsidiary of the Company and the shareholders of Legato becoming shareholders of the Company. Pursuant to the Merger Agreement, the Company effected a reverse stock split such that each outstanding common share became such number of common shares, as determined by the conversion factor of 71.76775% (as defined in the Merger Agreement). As a result of the Merger, the shares were dual listed on the TSX and NASDAQ and became publicly traded on October 20, 2021.

Pursuant to the Merger, each outstanding share of Legato common stock was converted into and exchanged for one newly issued common share of the Company. This resulted in the issuance of 30,306,320 common shares of the Company, after redemption by initial Legato shareholders. On Closing, the Company accounted for the Merger as a share-based payment transaction, with the fair value of the Algoma common shares issued to the Legato shareholders measured at the market price of Legato’s publicly traded common shares on October 19, 2021. The total fair value of the Algoma common shares issued to Legato shareholders was C$421.3 million ($340.9 million). As part of the Merger, Algoma acquired cash and a receivable then owing between Legato and Algoma Steel Inc. (“ASI”) and issued replacement warrants to Legato warrant holders, with the difference accounted for as a listing expense. Refer to Note 24 of the condensed interim consolidated financial statements for a reconciliation of the elements of the Merger. Following the consummation of the Merger on Closing, Legato was dissolved and its assets and liabilities were distributed to the Company.

Concurrent with the execution of the Merger Agreement, the Company and Legato entered into subscription agreements with certain investors (the “PIPE Investors”) pursuant to which the PIPE Investors agreed to purchase, and the Company and Legato agreed to issue to the PIPE Investors, an aggregate of 10,000,000 common shares of the Company and common shares of Legato, as applicable, for the purchase price of $10.00 per share and at an aggregate purchase price of $100.0 million (the “PIPE Investment”) on closing. Those PIPE Investors that subscribed for Legato common stock exchanged their PIPE shares for common shares pursuant to the PIPE subscription agreements immediately prior to the Merger. After giving effect to such exchange 10,000,000 common shares of the Company were issued in the PIPE Investment.

Pursuant to the Merger Agreement, the previously outstanding Legato warrants were converted into an equal number of warrants issued by the Company. These warrants comprise 23,575,000 Public Warrants and

604,000 Private Warrants (collectively “Warrants”). In connection with this conversion, there were no substantial changes to the rights assigned to the holders of the warrants. Each of the Company’s Warrants are exercisable for one common share in the Company at $11.50 per share, subject to adjustment, with the exercise period beginning on November 18, 2021. On Closing, the Company recognized a liability in the amount of C$92.0 million ($74.5 million) using the market price of the Legato Warrants as an approximation of fair value for each unit.

As at September 30, 2022, the 24,179,000 Warrants remain outstanding with an estimated fair value of $0.96 per Warrant based on the market price of the Warrants, for which the Company recognized a liability of C$31.8 million ($23.2 million) (March 31, 2022 - C$99.4 million) in warrant liability on the condensed interim consolidated statements of financial position. Gain on change in the fair value of the warrant liability for the three and six month periods ended September of 30, 2022 of C$35.1 million ($26.4 million) and C$73.5 million ($56.3 million), respectively (three and six month periods ended September 30, 2021 – nil, respectively), is presented in the condensed interim consolidated statements of net income.

On Closing, the LTIP awards granted by Algoma Steel Holdings Inc. (“ASHI”) became vested and were exchanged for replacement LTIP awards issued by the Company (“Replacement LTIP Award”) as determined by the conversion factor of 71.76775% (as defined in the Merger Agreement). Based on the conversion factor, 3,232,628 Replacement LTIP Awards were issued. Similar to the LTIP awards, each Replacement LTIP Award allows the holders to purchase one common share of Algoma. The Replacement LTIP Award are considered fully vested and can be exercised for approximately $0.013 per common share, pursuant to an LTIP exchange agreement with each holder, at the earlier of a significant disposal of Algoma common shares held by the Company’s shareholders immediately prior to the Closing, or December 31, 2025. Should the participants’ employment with the Company cease, a cash-out option is available as an alternative method of settlement for a portion of the vested Replacement LTIP Awards based on the five-day volume-weighted average trading price of the Company’s common shares, subject to the approval of the Board of Directors.

Upon the consummation of the Merger, the Company issued Replacement LTIP Award to replace previously issued restricted share units, director units and performance share units. The Replacement LTIP Awards are accounted for as cash-settled share-based payment and are immediately vested on Closing. The previous long-term incentive plan established by Algoma Steel Holdings Inc. dated May 13, 2020 was cancelled on Closing and no additional awards can be granted under this plan.

On October 19, 2021, the Company approved an Omnibus Equity Incentive Plan (“Omnibus Plan”) that would allow the Company to grant various awards to its employees. Refer to Note 26.

As at September 30, 2022, 266,186 units of Replacement LTIP Awards were surrendered by retiring employees and was settled for total cash consideration of C$3.2 million. As such, 2,966,442 Replacement LTIP Awards remain outstanding with an estimated fair value of $6.44 per unit based on the market price of the Company’s common shares, for which the Company recognized a liability of C$26.2 million ($19.1 million) (March 31, 2022 - C$45.4 million) in share-based payment compensation liability on the condensed interim consolidated statements of financial position.

Under the terms of the Omnibus Plan, Deferred Share Units (“DSUs”) may be issued to members of the Board of Directors as may be designated by the Board of Directors from time-to-time in satisfaction of all or a portion of Director fees. The number of DSUs to be issued in satisfaction of a payment of Director fees shall be equal to the amount of the Director fees divided by the given day volume weighted average price of the Company’s common shares preceding the grant date. DSUs are equity-settled share-based payments measured at fair value at the date of grant and expensed immediately as the underlying services have been rendered. The grant date fair value is approximated by the price of the Company’s common shares on the date of grant. DSUs do not have an exercise price and become exercisable for one common share of the Company upon the retirement of the Director, or in the event of incapacity.

On June 30, 2022, 75,192 DSUs under the Omnibus Plan were granted to certain Directors of the Company, with a grant date fair value of $8.98 per DSU based on the market price of the Company’s common shares. For the three and six month periods ended September 30, 2022, the Company recorded a share-based payment compensation expense of C$0.9 million in administrative and selling expense on the condensed interim consolidated statement of net income and contributed surplus on the condensed interim consolidated statements of financial position.

As at September 30, 2022, a total of 129,750 DSUs are outstanding. No exercises, cancellation or forfeiture of DSUs have been recorded to date.

Under the terms of the Omnibus Plan, Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”) may be issued to employees of the Company as may be designed by the Board of Directors in order to retain and motivate employees. RSUs and PSUs are equity-settled share-based payments measured at fair value at the date of grant and expensed over the vesting period. The grant date fair value takes into account any non-vesting conditions. The subsequent recognition of the grant date fair value over the vesting period involves the Company’s estimation of the RSUs and PSUs that will eventually vest and adjusts for the likelihood of achieving service conditions and non-market performance conditions. RSUs and PSUs are granted as incentive compensation, and when vested become exercisable on their terms as fully paid and issuable common shares, or may be settled in cash out at the then current market price. In either case, recipients are subject to normal tax withholdings as ordinary income. The price of the Company’s common shares on the grant date is used to approximate the grant date fair value of each unit of RSUs and PSUs.

On May 17, 2022, 132,968 RSUs and 516,813 PSUs were granted to certain employees of the Company, with a grant date fair value of $9.40 per award based on the market price of the Company’s common shares. The RSUs and DSUs vest on December 15, 2024 upon the achievement of service and non-market performance conditions. The total grant date fair value determined is recognized on a straight-line basis over the vesting period and is subject to true-ups at each period end to reflect the likelihood of achieving certain performance conditions. Accordingly, for the three and six month periods ended September 30, 2022, the Company recorded share-based payment compensation income of C$0.2 million and expense of C$1.8 million, respectively, in administrative and selling expenses on the condensed interim consolidated statement of net income and contributed surplus on the condensed interim consolidated statements of financial position. No exercises, cancellation or forfeiture of RSUs and PSUs have been recorded to date.

Pursuant to the Merger Agreement, holders of the Company’s common shares and each holder of Replacement LTIP Awards were granted the contingent right to receive their pro rata portion of up to 37.5 million common shares of the Company if certain targets based on Earnout Adjusted EBITDA (as defined in the Merger Agreement) and the trading price of the Company’s common shares were met as at December 31, 2021 and thereafter. The Company has accounted for these rights as a derivative liability, which are measured at fair value on initial recognition and at each reporting date with the changes in fair value, recorded in the condensed interim consolidated statements of net income.

As at December 31, 2021, all the conditions related to the earnout rights were satisfied and the Board of Directors subsequently approved the issuance of common shares to non-management holders of the earnout rights. On February 9, 2022, the Company issued 35,883,692 common shares related to the earnout rights at $9.54 per share. As a result, the Company derecognized the related earnout liability.

As at September 30, 2022, 125,923 units of earnout rights were surrendered by a retiring employee and was settled for total cash consideration of C$1.5 million. As such, 1,490,715 earnout rights remain outstanding with an estimated fair value of $6.44 per unit based on the market price of the Company’s common shares, for which an earnout liability of C$13.2 million ($9.6 million) (March 31, 2022 - C$22.7 million) was recognized on the condensed interim consolidated statements of financial position.

Strategic Capital Projects

Electric Arc Furnace (“EAF”)

On November 10, 2021, the Company’s Board of Directors authorized the Company to construct two state-of-the-art electric-arc-furnaces (EAF) to replace its existing No. 7 blast furnace steelmaking operations. The transformation is expected to reduce Algoma’s carbon emissions by approximately 70%. The Company plans to invest approximately C$700 million in the EAF transformation, funded with previously announced financing commitments and the proceeds from the Merger. EAF steelmaking is a modern method of producing steel; with primary inputs of scrap steel and electricity, steel is produced by using an electrical current to melt scrap steel and/or other metallic inputs. The EAF steelmaking facility is to be built on vacant land adjacent to the current steelmaking facility to avoid disruption to current operations, and will utilize existing downstream equipment and facilities, thereby reducing capital expenditure requirements.

The EAF transformation is expected to improve product mix, reduce fixed costs, provide for significant carbon tax savings, increase production capacity and decrease the Company’s environmental footprint. The Company anticipates a 30-month construction phase for the EAF facility, with completion expected before the end of 2024, and expects to transition away from its current blast furnace steelmaking thereafter as increased electric power from the grid supplying the Company becomes available.

On September 20, 2021, the Company secured an agreement with the Government of Canada through the Ministry of Innovation, Science and Economic Development Canada of, whereby the Company will receive up to C$200.0 million in the form of a loan to support the Company’s EAF transformation. The loan is provided through the Net Zero Accelerator Initiative of the Federal Strategic Innovation Fund (the “Federal SIF”). The repayment period will commence upon the earlier of the Company having access to full power from the provincial electricity grid to operate the EAFs independently, or January 1, 2030. The annual repayment is further dependent on the Company’s performance in reducing greenhouse gas emissions.

On November 29, 2021, the Canada Infrastructure Bank (CIB) and the Company have entered into a definitive agreement with respect to the CIB’s previously announced commitment to finance greenhouse gas reduction industrial initiatives, including the EAF transformation of the Company’s steelmaking processes at its facility in Sault Ste. Marie, Ontario. Under the terms of the agreement, the CIB will provide up to C$220 million in loan financing towards the EAF transformation. Further, under the terms of the agreement, the amount of credit available is reduced by one-third of any restricted payments or distributions to shareholders made by the Company, including dividends and share repurchases. As of September 30, 2022, the CIB’s financial commitment has been reduced by C$189.5 million as a result of restricted payments, in respect of dividends and share repurchases completed by the Company through normal course market purchases and the completion of the $400 million Substantial Issuer Bid for the Company’s common shares completed in June 2022. As a result of these restricted payments and distributions, as of September 30, 2022, the amount available to the Company under the CIB’s credit facility is C$30.5 million.

On December 2, 2021, the Company announced that it has selected Danieli & C. Officine Meccaniche S.p.A. (“Danieli”) as the sole technology provider for the EAF steelmaking facility. In connection with this agreement, Danieli will supply its AC-Digimelter technology powered by Q-One digital power systems.

On January 27, 2022, the Company announced that it has awarded GE Gas Power (GE), a General Electric company, a contract for the upgrade to the Company’s natural gas combined cycle power plant, including the installation of two gas turbine packages. The upgrade is expected to supply the Company with sufficient internal electricity generation to power phase one of its transition to EAF steelmaking. Under the terms of the contract, GE will provide two LM6000 aero derivative gas turbines complete with new control systems as well as a new control system for the existing GE steam turbine. In addition, GE will also complete a full rewind on the No. 2 Generator.

On April 25, 2022, the Company announced that it has awarded the structural building contract for its EAF to Hamilton, ON-based Walters Group Inc. (“Walters”). Walters will be responsible for fabricating and erecting the main building structure in addition to the necessary dust collection hoods. Pursuant to the fixed-price contract, Walters will use Algoma’s steel plate products in the fabrication of the heavy structural components, and will work with local industrial contractor, SIS Manufacturing Inc., for the fabrication of these key elements. Onsite assembly of the building structure is expected to commence in the fall of 2022, with the completion targeted within a year.

EAF construction activities are progressing and include the installation of foundation piling, relocation of utilities and services, commencement of building foundations, and the relocation of rail tracks. Progress continues to remain on time and on budget for a mid-year 2024 start-up.

The Company is progressing its applications for environmental operational permits through the Province’s Ministry of Environment Conservation & Parks.

Plate Mill Modernization

The Company has undertaken a plate mill modernization project (PMM Project) which is expected to be completed in two phases by June 2023 and plans to invest a total of approximately C$135 million, which will be partly funded by government loan facilities totaling approximately C$50 million. This strategic initiative will enhance the capacity and quality of the Company’s plate product line, which is a differentiated product capability and a key source of competitive advantage. The PMM Project will allow the Company to satisfy higher product quality requirements of its customers with respect to surface and flatness, increase high strength capability with availability of new grades, ensure reliability of plate production with direct ship capability and increase overall plate shipment capacity through debottlenecking and automation. The modernization process will be comprised of two phases: quality focus and productivity focus. The first phase focused on quality, with installation and commissioning upgrades of a new primary slab de-scaler (to improve surface quality), automated surface inspection system (to detect and map surface quality), an in-line hot leveler (to improves flatness), and automation of the 166 inch plate mill (which expands the Company’s grade offering). The second phase focuses on productivity and includes installation and commissioning upgrades of onboard descaling systems for the 2Hi and 4Hi roughing roll stands, mill alignment and work roll offset at the 4Hi, 4Hi DC drive, new cooling beds coupling the plate mill and shear line, dividing shear, plate piler and automated marking machine. The first phase installation commenced in June 2022 with the expected quality levels being achieved, although complete commissioning has been delayed due to various automation and other challenges. We believe most plate mill issues are behind us and we are working towards achieving full operating capability. The second phase, focusing on productivity enhancements, is currently expected to be completed in mid-2023, to support our customers impacted by a longer than anticipated commissioning of the first phase.

Labour Matters

On August 30, 2022, the Company and United Steelworkers Local Union 2251, the union representing Algoma’s hourly employees, announced that the parties have successfully ratified the terms of the new 5-year collective agreement. This is in addition to the 5-year collective agreement with the United Steelworkers Local 2724, the union representing its technical, professional, and front-line supervisory employees, which was subsequently ratified on September 26, 2022.

Environmental Matters

Steel producers such as Algoma are subject to numerous environmental laws and regulations (“Environmental Law”), including federal and provincial, relating to the protection of the environment. The company can incur regulatory liability as well civil liability for contamination on-site (soil, groundwater, indoor air), contaminant migration and impacts off-site including in respect of groundwater, rivers, lakes, other waterways, and air emissions.

On June 9, 2022, the Company experienced an incident where an oil-based lubricant was released from our hot mill in Sault Ste. Marie. The oil entered our water treatment facility, and some quantity of the oil was discharged into the St. Mary’s River. Following the discharge, traffic on the river was temporarily halted, the local public health authority issued a water advisory and a nearby municipality issued an emergency declaration regarding its municipal water supply. We actively worked with our response partners deploying equipment and resources to contain and mitigate the effects on the waterway and neighboring communities and are working with local, provincial, and federal regulatory authorities. The public health authorities lifted the water advisory on June 21, 2022 and the US Coast Guard did not see any impact to shoreline or marine wild life. At present, the Company has not received any orders or offenses from any regulatory authority. We may be subject to regulatory fines and other public and private actions in the future as a result of the incident but the financial and other impact of this incident is currently unknown.

Environmental, Social and Governance (“ESG”)

At Algoma, we recognize that ESG factors present a spectrum of risks and opportunities to both our business and stakeholders, including our investors, customers, suppliers, employees, governments, and the communities in which we operate. We are committed to conducting our business in a manner that ensures reasonable and responsible consideration is given to ESG factors.

We aim to become a major contributor towards a sustainable and environmentally responsible future for Canadian steel production. We are making a transformational investment in electric arc (EAF) steelmaking and we are committed to further innovating and incorporating environmental considerations across our production processes. We are also committed to ensuring the health and safety of our employees and continuing our contribution to the prosperity of the communities in which we operate.

Algoma has been undertaking efforts to enhance its approach to ESG, including conducting an ESG Materiality Assessment focused on identifying and prioritizing the ESG factors with the greatest potential to impact our business. This foundational work will form the basis of our ESG strategy, which we continue to develop and look forward to sharing more detail on through the publication of an ESG Position Statement in 2023.

As part of our commitment to enhance our transparency and accountability on ESG, we also plan to publish our inaugural ESG report in 2023. We will report in alignment with the Sustainability Accounting Standards Board (“SASB”) Standards and the recommendations of the Task Force on Climate-related Financial Disclosures (“TCFD”) as much as possible, and use a phased approach to further enhance our alignment to the frameworks over time. This report will provide additional detail on our ESG strategy and our approach to mitigating ESG risks and capturing ESG opportunities.

Our approach to ESG is underpinned by governance structures that enable us to effectively oversee and manage ESG risks and opportunities. Our Board-level Nominating and Corporate Governance Committee has ultimate accountability for ESG factors, including climate change factors.

Impact on Operations

On August 7, 2022, the Company experienced a fire on one of its coal conveyors that supplies coal to two of its three coke batteries. No one was injured in this event. Algoma produces coke from three production units, and supplements with purchased coke from various suppliers. Iron and steelmaking operations continued in the normal course while the damage was repaired, and the Company continued to produce coke at a reduced rate, and had sufficient coke inventory and supply contracts for purchased coke to support steelmaking operations. Structural repairs have been completed, and the conveyor has been put back into normal operation. Final repairs to ancillary equipment are being completed.

Factors Affecting Financial Performance

The Company’s profitability is correlated to the pricing of steel, ore, coal and energy and the existence of tariffs on its sales outside of Canada. Changes in the underlying pricing of the Company’s steel products and raw materials, and changes in tariffs on sales outside of Canada cause variation in operating results between periods. During periods of stronger or improving steel market conditions, the Company is more likely to be able to pass the increased costs of ore, coal and energy to its customers, protecting the Company’s margins from significant erosion. During weaker or rapidly deteriorating steel market conditions, including due to weak steel demand, low industry utilization rates and/or increasing steel product imports, the competitive environment intensifies which results in increased pricing pressure. All of those factors, to some degree, impact pricing, which in turn impacts margins.

North American steel pricing is largely dependent on global supply and demand, the level of steel imports into North America, economic conditions in North America, global steelmaking overcapacity, and increased raw material prices. North American steel producers compete with many foreign producers, including those in Europe, China and other Asian countries. Competition from foreign producers is periodically intensified by weakening regional economies of their surrounding countries, and resultant decisions by these foreign producers with respect to export volumes and pricing possibly more influenced by political and economic policy considerations than by prevailing market conditions.

Global steel production decreased 5.5% in the first half of calendar 2022 compared to the first half of the calendar 2021 to 949.4 million metric tonnes. China represents approximately 55% of global crude steel production. (source: Worldsteel Association “June 2022 crude steel production” July 22, 2022). Given the strong recovery in steel production in 2021 compared to 2020 pandemic levels, the Organization for Economic

Cooperation and Development reported that global capacity utilization was 77.8% in 2021, with excess capacity of approximately 545 million metric tonnes in 2021, which is down on a percentage basis from previous levels but remains approximately 35 times the size of the Canadian steel industry.

Overall Results

Net Income

The Company’s net income for the three month period ended September 30, 2022 was C$87.2 million compared to C$288.2 million for the three month period ended September 30, 2021, resulting in a C$201.0 million decrease of net income.

The Company’s net income for the six month period ended September 30, 2022 was C$388.7 million compared to C$492.1 million for the six month period ended September 30, 2021, resulting in a C$103.4 million decrease of net income.

This decrease in net income for the three and six month periods ended September 30, 2022 compared to September 30, 2021 was due mainly to a decrease in steel revenue of C$385.0 million and C$230.5 million, primarily a result of a decrease in the selling price of steel and a decrease in volumes, partially due to production shortfalls in the direct strip production complex (“DSPC”) due to temporary workforce availability events and commissioning delays in phase one of the PMM Project. Further, cost of steel revenue was negatively impacted mainly due to the replacement of internally produced coke with purchased coke as a result of a coal conveyor fire and an increase in the purchase price of many key inputs such as metallurgical coke, natural gas, alloys, and scrap. In addition, ratifying the collective bargaining agreements resulted in increased pension and post-employment benefit expenses (C$53.3 million). This was offset in part by the decrease in fair value of the warrant, earnout and share-based payment compensation liabilities (C$50.1 million and C$102.1 million, respectively).

Income from Operations

The Company’s income from operations for the three month period ended September 30, 2022 was C$5.6 million compared to C$402.1 million for the three month period ended September 30, 2021, a decrease of C$396.5 million, due primarily to the same reasons mentioned above except impacts of decrease in fair value of the warrant, earnout and share-based payment compensation liabilities.

The Company’s income from operations for the six month period ended September 30, 2022 was C$334.5 million compared to C$654.3 million for the six month period ended September 30, 2021, a decrease of C$319.8 million, due primarily to the same reasons mentioned above for net income except for impacts of the decrease in fair value of the warrant, earnout and share-based payment compensation liabilities.

Steel Revenue and Cost of Sales

		Three months ended September 30,						Six months ended September 30,
		2022		2021				2022		2021
tons
Steel Shipments	i 25.9%		435,202		587,340	i	18.8%		972,727		1,197,397

millions of dollars
Revenue		C$	599.2	C$	1,010.2			C$	1,533.3	C$	1,799.3
Less:
Freight included in revenue			(39.5)		(41.9)				(84.6)		(83.7)
Non-steel revenue			(8.2)		(31.8)				(19.8)		(56.2)

Steel revenue	i 41.1%		$551.5		$936.5	i	13.9%	C$	1,428.9	C$	1,659.4

Cost of steel revenue		C$	521.7	C$	525.0			C$	1,041.8	C$	969.0
Amortization included in cost of steel revenue			(22.3)		(22.0)				(44.8)		(42.6)
Carbon tax included in cost of steel revenue			(0.1)		0.5				(3.1)		1.1

Cost of steel products sold	i 0.8%	C$	499.3	C$	503.5	h	7.2%	C$	993.9	C$	927.5

dollars per ton
Revenue per ton of steel sold	19.9%	C$	1,377	C$	1,720	h	4.9%	C$	1,576	C$	1,503

Cost of steel revenue per ton of steel sold	h 34.1%	C$	1,199	C$	894	h	32.4%	C$	1,071	C$	809

Average net sales realization on steel sales (i)	i 20.6%	C$	1,266	C$	1,594	i	13.9%	C$	1,193	C$	1,386

Cost per ton of steel products sold	h 20.7%	C$	1,033	C$	857	h	1.8%	C$	789	C$	775

(i)	Represents Steel revenue (being Revenue less (a) Freight included in revenue and (b) Non-steel revenue) divided by the number of tons of Steel Shipments during the applicable period.

The Company’s NSR on steel sales (excluding freight) per ton shipped was C$1,266 for the three month period ended September 30, 2022 (September 30, 2021 - C$1,594), a decrease of 20.6%. Steel revenue decreased by 41.1% and steel shipment volumes decreased by 25.9% during the three month period ended September 30, 2022 as compared to the three month period ended September 30, 2021. The overall decrease in steel revenue and steel shipment volumes is due in part to weakening market conditions and for reasons as discussed earlier.

For the six month period ended September 30, 2022, the Company’s NSR on steel sales (excluding freight) per ton shipped was C$1,193 (September 30, 2021 - C$1,386), a decrease of 13.9%. Steel revenue decreased by 13.9% and steel shipment volumes decreased by 18.8% during the six month period ended September 30, 2022, as compared to the six month period ended September 30, 2021, for reasons as discussed earlier.

For the three month period ended September 30, 2022, the Company’s cost of steel products sold decreased by 0.8% to C$499.3 million (September 30, 2021 - C$503.5 million) due primarily to a decrease in shipment volumes, resulting in part from a weakening market condition and for reasons as discussed earlier.

For the six month period ended September 30, 2022, the Company’s cost of steel products sold increased by 7.2% to C$993.9 million (September 30, 2021 - C$927.5 million) for reasons as discussed earlier.

Non-steel Revenue

The Company’s non-steel revenue for the three month period ended September 30, 2022 was C$8.2 million (September 30, 2021 – C$31.8 million). The decrease of C$23.6 million was mainly due to the sale of royalty rights in September 30, 2021 (C$20 million) and the decreased sale of various by-products.

For the six month period ended September 30, 2022, the Company’s non-steel revenue was C$19.8 million (September 30, 2021 - C$56.2 million). The decrease of C$36.4 million was mainly due to the same reasons mentioned above.

Administrative and Selling Expenses

	Three months ended September 30,				Six months ended September 30,
millions of dollars	2022		2021		2022		2021
Personnel expenses	C$	11.6	C$	18.5	C$	25.3	C$	36.2
Professional, consulting, legal and other fees		8.3		8.3		21.5		14.7
Software licenses		1.0		1.2		2.1		2.6
Amortization of intangible assets and non-production assets		0.1		0.1		0.2		0.2
Other administrative and selling		3.2		1.3		3.5		2.4

	C$	24.2	C$	29.4	C$	52.6	C$	56.1

As illustrated in the table above, the Company’s administrative and selling expenses for the three month period ended September 30, 2022, were C$24.2 million (September 30, 2021 - C$29.4 million). The decrease in administrative and selling expenses of C$5.2 million is mainly due to a decrease in personnel expenses (C$6.9 million), due primarily to lower share-based compensation and employee profit sharing expenses. This decrease is offset in part due to an increase in pension and post-employment benefit expenses as a result of ratifying the collective bargaining agreements (C$5.4 million).

For the six month period ended September 30, 2022, the Company’s administrative and selling expenses were $52.6 million (September 30, 2021 – C$56.1 million). The decrease in administrative and selling expenses of $3.5 million is mainly due to a decrease in personnel expenses (C$10.9 million), due primarily to lower share-based compensation and employee profit sharing expenses. The decrease in personnel expenses is offset in part by an increase in pension and post-employment benefit expenses as a result of ratifying the collective bargaining agreements (C$5.4 million). The decrease is partially offset by an increase in professional, consulting, insurance and other fees (C$6.8 million) primarily due to costs associated with listing on the public exchange.

Finance Costs, Finance Income, Interest on Pension and Other Post-employment Benefit Obligations, and Foreign Exchange Gains and Losses

The Company’s finance costs represent interest cost on the Company’s debt facilities, including the Revolving Credit Facility, Secured Term Loan Facility and Algoma Docks Term Loan Facility, described in the section entitled “Capital Resources - Financial Position and Liquidity” included elsewhere in this MD&A. Finance cost also includes the amortization of transaction costs related to the Company’s debt facilities and the accretion of the benefits in respect of the Company’s governmental loan facilities in respect of the interest free loan issued by, and the grant given by the Canadian federal government as well as the low interest rate loan issued from the Ontario provincial government, all of which are discussed below (Financial Resources and Liquidity - Cash Flow Used in Investing Activities) and the unwinding of discounts on the Company’s environmental liabilities.

	Three months ended September 30,				Six months ended September 30,
millions of dollars	2022		2021		2022		2021
Interest on the following facilities
Revolving Credit Facility	C$	—	C$	(0.4)	C$	—	C$	0.1
Secured Term Loan Facility		—		9.7		—		19.1
Algoma Docks Term Loan Facility		—		1.0		—		2.0
Revolving Credit Facility fees		0.5		0.4		1.3		0.7
Unwinding of issuance costs of debt facilities and discounts on environmental liabilities, and accretion of governmental loan benefits		3.5		3.7		7.0		7.3
Other interest expense		0.3		0.3		0.7		0.6

	C$	4.3	C$	14.7	C$	9.0	C$	29.8

As illustrated in the table above, the Company’s finance costs for the three and six month periods ended September 30, 2022 were C$4.3 million and C$9.0 million, respectively compared to C$14.7 million and C$29.8 million for the three and six month periods ended September 30, 2021 resulting in a decrease of C$10.4 million and C$20.8 million, respectively. The decrease in finance cost is primarily attributable to repayment in full of the Secured Term Loan Facility (C$9.7 million and C$19.1 million, respectively) and Algoma Docks Term Loan Facility (C$1.0 million and C$2.0 million, respectively) in November 2021.

The Company’s finance income for the three and six month periods ended September 30, 2022, was C$4.6 million and C$6.5 million, respectively compared to nil for the three and six month periods ended September 30, 2021, representing an increase of C$4.6 million and C$6.5 million, respectively due primarily to interest income.

The Company’s interest on pension and other post-employment benefit obligations for the three and six month periods ended September 30, 2022 was C$4.0 million and C$7.4 million, respectively compared to C$2.9 million and C$5.8 million, respectively for the three and six month periods ended September 30, 2021, representing an increase of C$1.1 million and C$1.6 million, respectively due to an increase in discount rates as at March 31, 2022 that was used to determine the 2023 fiscal year pension benefit expense. In addition, ratifying the collective bargaining agreements impacted interest on pension and post-employment benefits.

The Company’s foreign exchange gain for the three and six months periods ended September 30, 2022, was C$40.1 million and C$51.8 million, respectively compared to a gain of C$14.0 million and C$4.0 million, respectively for the three and six month period ended September 30, 2021. These foreign exchange movements reflect the effect of US dollar exchange rate fluctuations on the Company’s Canadian dollar denominated monetary assets and liabilities.

Pension and Post-Employment Benefits

	Three months ended September 30,				Six months ended September 30,
millions of dollars	2022		2021		2022		2021
Recognized in income before income taxes:
Pension benefits expense	C$	55.3	C$	6.1	C$	60.6	C$	12.2
Post-employment benefits expense		7.1		2.8		10.2		5.8

	C$	62.4	C$	8.9	C$	70.8	C$	18.0

Recognized in other comprehensive income (pre-tax):
Pension benefits loss (income)	C$	12.8	C$	(52.5)	C$	74.2	C$	(72.5)
Post-employment benefits loss (income)		5.6		0.5		(24.2)		7.6

	C$	18.4	C$	(52.0)	C$	50.0	C$	(64.9)

	C$	80.8	C$	(43.1)	C$	120.8	C$	(46.9)

In August 2022, the collective bargaining agreements with Local 2251 and Local 2724 were settled. The settlement resulted in a past service cost adjustment related to the defined benefit pension plan of C$49.5 million and a past service cost adjustment related to post-employment benefits of C$3.8 million. These past service adjustments resulted in a total charge to cost of steel sales of C$47.9 million and a total charge to administrative and selling expenses of C$5.4 million during the three month period ended September 30, 2022.

As illustrated in the table above, the Company’s pension expense for the three month periods ended September 30, 2022 and September 30, 2021 were C$55.3 million and C$6.1 million, respectively, representing an increase of C$49.2 million due to an increase in discount rates as at March 31, 2022 that were used to determine the 2023 fiscal year pension benefit expense and from ratifying the collective bargaining agreements which impacted past service costs, current service costs. The Company’s post-employment benefit expense for the three month periods ended September 30, 2022 and September 30, 2021 were C$7.1 million and C$2.8 million, respectively, representing an increase of C$4.3 million due to an increase in discount rates as at March 31, 2022 that was used to determine the 2023 fiscal year non-pension benefit expense and from ratifying the collective bargaining agreements which impacted past service costs and current service costs.

For the six month periods ended September 30, 2022 and September 30, 2021, the Company’s pension expense was C$60.6 million and C$12.2 million, respectively, representing an increase of C$48.4 million. The Company’s post-employment benefit expense for the six month periods ended September 30, 2022 and September 30, 2021 were C$10.2 million and C$5.8 million, respectively. The increase in pension and post-employment benefit expense was primarily due to an increase in beginning-of-year discount rates and from ratifying the collective bargaining agreements which impacted past service costs and current service costs.

As disclosed in Note 3 to the March 31, 2022 consolidated financial statements, all actuarial gains and losses that arise in calculating the present value of the defined benefit pension obligation net of assets and the defined benefit obligation in respect of other post-employment benefits, including the re-measurement components, are recognized immediately in other comprehensive income (loss). In accordance with IFRS, the Company makes an assessment at each reporting period-end as to whether the accrued pension liability and the accrued other post-employment benefit obligation have been significantly impacted by changes in market discount rates, curtailments, settlements, actual returns on defined benefit pension plan assets or other one-off events.

For the three month period ended September 30, 2022, the Company recorded an actuarially determined loss to the accrued defined pension liability and accrued other post-employment benefit obligation in other comprehensive income of C$18.4 million (September 30, 2021 – actuarial determined gain of C$52.0 million), a difference of C$70.4 million, primarily due to an increase in discount rates as at September 30, 2021 (up approximately 16 basis points from June 30, 2021). The gain as at September 30, 2021 was then increased by an asset return of 1.83%. The September 30, 2021 OCI adjustments are compared to the September 30, 2022 OCI adjustments which experienced a decrease in discount rates as at September 30, 2022 (down approximately 11 basis points from June 30, 2022) slightly offset by an asset return of 0.82%.

For the six month period ended September 30, 2022, the Company recorded actuarially determined loss to the accrued defined pension liability and accrued other post-employment benefit obligation in other comprehensive loss of C$50.0 million (September 30, 2021 gain of C$64.9 million), a difference of C$114.9 million. The gain at September 30, 2021 was due primarily to a year-to-date asset return of 7.18% offset by a loss due to a slight decrease in discount rates (down approximately 2 basis points from March 31, 2021). The loss at September 30, 2022 was due primarily to a year-to-date asset return of -13.40% which was only partially offset by a gain due to an increase in discount rates (up approximately 89 basis points from March 31, 2022).

These adjustments are required by IFRS when the accrued liability is significantly impacted by changes in market discount rates, curtailments, settlements, actual returns on defined benefit pension plan assets or other one-off events. As a result of ratifying the terms of the new 5-year collective agreements discussed above, indexation has been granted until July 1, 2027. The impact of the indexation on the pension expense and liability have been reflected in the above figures.

Carbon Taxes

On June 28, 2019, the Company became subject to the Federal Greenhouse Gas Pollution Pricing Act (the “Carbon Tax Act”). The Carbon Tax Act was enacted with retroactive effect to January 1, 2019. The Company has chosen to remove the costs associated with the Carbon Tax Act from Adjusted EBITDA to facilitate comparison with the results of its competitors in jurisdictions not subject to the Carbon Tax Act.

For the three month period ended September 30, 2022 total Carbon Tax recognized in cost of sales was C$0.1 million, compared to a recovery of C$0.5 million in the three month period ended September 30, 2021. The increase is mainly due to a true-up of the distribution of the costs between the Company and other emitters in the three month period ended September 30, 2021. Carbon Tax is primarily a function of the volume of our production, increasing as production increases.

For the six month period ended September 30, 2022, total Carbon tax recognized in cost of sales was C$3.1 million compared to a recovery of C$1.1 million for the six month period ended September 30, 2021. The increase in Carbon tax is due to reasons described above.

Income Taxes

For the three month period ended September 30, 2022, the Company’s deferred income tax recovery and current income tax expense was (C$15.5) million and C$20.4 million, respectively, compared to deferred and current income tax expense of C$78.3 million and C$25.7 million, respectively, for the three month period ended September 30, 2021 due to net income before tax of C$92.1 million compared to C$392.2 million.

For the six month period ended September 30, 2022, the Company’s deferred income tax recovery and current income tax expense was (C$16.1) million and C$105.9 million, respectively, compared to deferred and current income tax expense of C$95.7 million and C$25.7 million, respectively, for the six month period ended September 30, 2021 due to net income before tax of C$478.5 million compared to C$613.5 million and non-capital losses fully utilized for the six month period ended September 30, 2021.

Adjusted EBITDA

The following table shows the reconciliation of Adjusted EBITDA to net income for the periods indicated:

	Three months ended September 30,				Six months ended September 30,
millions of dollars	2022		2021		2022		2021
Net income	C$	87.2	C$	288.2	C$	388.7	C$	492.1
Amortization of property, plant and equipment and amortization of intangible assets		22.4		22.1		45.0		42.8
Finance costs		4.3		14.7		9.0		29.8
Interest on pension and other post-employment benefit obligations		4.0		2.9		7.4		5.8
Income taxes		4.9		104.0		89.8		121.4
Foreign exchange gain		(40.1)		(14.0)		(51.8)		(4.0)
Finance income		(4.6)		—		(6.5)		—
Inventory write-downs (amortization on property, plant and equipment in inventory)		1.5		—		1.8		—
Carbon tax		0.1		(0.5)		3.1		(1.1)
Decrease in fair value of warrant liability		(35.1)		—		(73.5)		—
Decrease in fair value of earnout liability		(5.0)		—		(9.2)		—
Decrease in fair value of share-based payment compensation liability		(10.0)		—		(19.4)		—
Share-based compensation		(0.2)		6.9		2.7		15.4
Transaction costs		—		6.3		—		9.2
Past service costs - pension benefits		49.5		—		49.5		—
Past service costs - post-employment benefits		3.8		—		3.8		—

Adjusted EBITDA	C$	82.7	C$	430.6	C$	440.4	C$	711.4

Net Income Margin		14.6%		28.5%		25.3%		27.4%

Net Income / ton	C$	200.41	C$	490.62	C$	399.57	C$	410.99

Adjusted EBITDA Margin		13.8%		42.6%		28.7%		39.5%

Adjusted EBITDA / ton	C$	189.94	C$	733.14	C$	452.76	C$	594.12

(i)	See “Non-IFRS Measures” for information regarding the limitations of using Adjusted EBITDA.
(ii)	Adjusted EBITDA Margin is Adjusted EBITDA as a percentage of revenue.

Adjusted EBITDA for the three month period ended September 30, 2022 was C$82.7 million, compared to C$430.6 million for the three month period ended September 30, 2021, resulting in a decrease of C$347.9 million. The Adjusted EBITDA margin for the three month periods ended September 30, 2022 and September 30, 2021 was 13.8% and 42.6%, respectively. The Adjusted EBITDA per ton for the three month period ended September 30, 2022 was C$189.94 and C$733.14 for the three month period ended September 30, 2021. The decrease in Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted EBITDA per ton for the three month period ended September 30, 2022 compared to the three month period ended September 30, 2021 was due mainly to a decrease in steel revenue (C$385.0 million), primarily as a result of a the decrease in selling prices for steel products and lower shipment volumes due, in part, to weakening market conditions as well as production shortfalls in the DSPC caused by temporary workforce availability events. Shipment volume was also negatively impacted by commissioning delays in phase one of the PMM Project. This was partially offset by a decrease in the cost of steel products sold (C$4.2 million), which was not proportionate to the decrease in steel revenue, due primarily to the replacement of internally produced coke with purchased coke as a result of a coal conveyor fire and an increase in the purchase price of many key inputs such as metallurgical coke, natural gas, alloys, and scrap.

Adjusted EBITDA for the six month period ended September 30, 2022 was C$440.4 million, compared to C$711.4 million for the six month period ended September 30, 2021, resulting in a decrease of C$271.0 million. The Adjusted EBITDA margin for the six month periods ended September 30, 2022 and September 30, 2021 was 28.7% and 39.5%, respectively. The Adjusted EBITDA per ton for the six month period ended September 30, 2022 was C$452.76 and C$594.12 for the six month period ended September 30, 2021. The decrease in Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted EBITDA per ton for the six month period ended September 30, 2022 compared to the six month period ended September 30, 2021 was due primarily to the same reasons mentioned above.

Financial Resources and Liquidity

Summary of Cash Flows

	Three months ended September 30,				Six months ended September 30,
millions of dollars	2022		2021		2022		2021
Operating Activities:
Cash (used in) generated by operating activities before changes in non-cash working capital and environmental liabilities paid	C$	72.0	C$	396.9	C$	336.6	C$	660.3
Net change in non-cash working capital		(133.3)		(15.8)		(121.1)		(157.6)
Share-based payment compensation and earnout units settled		(4.6)		—		(4.6)		—
Environmental liabilities paid		(0.2)		(1.0)		(0.4)		(1.5)

Cash (used in) generated by operating activities	C$	(66.1)	C$	380.1	C$	210.5	C$	501.2

Investing activities
Acquisition of property, plant and equipment	C$	(85.2)	C$	(24.9)	C$	(165.3)	C$	(44.0)
Acquisition of intangible assets		—		(0.2)		—		(0.2)

Cash used in investing activities	C$	(85.2)	C$	(25.1)		$(165.3)	C$	(44.2)

Financing activities
Bank indebtedness advanced (repaid)	C$	0.1	C$	—	C$	0.3	C$	(86.9)
Repayment of Secured Term Loan		—		(0.9)		—		(1.8)
Repayment of Algoma Docks Term Loan Facility		—		(2.7)		—		(5.2)
Governmental loans received		15.3		—		15.3		—
Governmental loans benefit		(7.3)		—		(7.3)		—
Repayment of governmental loans		(2.5)		—		(5.0)		—
Interest paid		—		(10.7)		(0.1)		(21.4)
Dividends paid		(16.6)		—		(16.6)		—
Common shares repurchased and cancelled		(543.0)		—		(546.7)		—
Other		(0.3)		—		(0.3)		—

Cash used in financing activities	C$	(554.3)	C$	(14.3)	C$	(560.4)	C$	(115.3)

Effect of exchange rate changes on cash	C$	33.6	C$	4.0	C$	64.8	C$	3.7

(Decrease) increase in cash	C$	(672.0)	C$	344.7	C$	(450.4)	C$	345.4

As illustrated in the table above, the use of cash for the three month period ended September 30, 2022 was C$672.0 million, compared to the generation of cash of C$344.7 million for the three month period ended September 30, 2021. The increase in the use of cash for the three month period ended September 30, 2022, as compared to the three month period ended September 30, 2021, was C$1,016.7 million, and is primarily the result of the C$540.0 million increase in cash used by financing activities due to the common shares repurchased and cancelled. In addition, there was increased cash used in operating activities of C$446.2 million and in investing activities of C$60.1 million, for reasons described below.

For the six month period ended September 30, 2022 the use of cash was C$450.4 million, compared to the generation of cash of C$345.4 million for the six month period ended September 30, 2021. The increase in the use of cash for the six month period ended September 30, 2022, as compared to the six month period ended September 30, 2021, was C$795.8 million, and is primarily the result of the C$445.1 million increase in cash used by financing activities due to common shares repurchased. In addition, there was increased cash used in operating activities of C$290.7 million and in investing activities of C$121.1 million, for reasons described below.

Cash Flow (Used In) Generated by Operating Activities

For the three month period ended September 30, 2022, the cash used in operating activities was C$66.1 million (September 30, 2021 – cash generated C$380.1 million). The increase in cash used in operating activities for the three month period ended September 30, 2022 was primarily due to lower NSR, decrease in shipment volumes and an increase in the purchase price of many key inputs such as metallurgical coke, natural gas, alloys, and scrap.

For the six month period ended September 30, 2022, the cash generated by operating activities was C$210.5 million (September 30, 2021 – C$501.2 million). The increase in cash used in operating activities for the six month period ended September 30, 2022 was due to reasons described above.

The following table shows changes in the Company’s non-cash working capital for the periods indicated:

	Three months ended September 30,				Six months ended September 30,
millions of dollars	2022		2021		2022		2021
Accounts receivable	C$	73.7	C$	(102.2)	C$	147.0	C$	(164.1)
Inventories		(176.9)		(3.8)		(317.3)		(62.8)
Prepaid expenses, deposits and other current assets		(4.0)		11.6		6.8		(33.7)
Accounts payable and accrued liabilities		12.8		69.0		(16.9)		99.0
Taxes payable and accrued taxes		(49.6)		21.4		42.5		14.4
Derivative financial instruments (net)		10.7		(11.8)		16.8		(10.4)
Secured term loan interest payments in kind		—		—		—		—

Total	C$	(133.3)	C$	(15.8)	C$	(121.1)	C$	(157.6)

As illustrated in the table above, the Company’s use of cash due to changes in non-cash working capital during the three month period ended September 30, 2022 was C$133.3 million (September 30, 2021 – use of cash C$15.8 million), representing a net change of C$117.5 million. The increase in the net change in working capital was due primarily to an increase in inventory (C$173.1 million), a result of higher steel inventory on hand and impacts of rising prices of raw material, ore, scrap and natural gas, and by a decrease in taxes payable and accrued taxes (C$71.0 million) mostly due to net income before taxes for the three month period ended September 30, 2022 of $144.6 million compared to $392.2 million for the three month period ended September 30, 2021. The net change was partially offset by a decrease in accounts receivable (C$175.9 million) due to decreased steel revenue (C$385.0 million), lower NSR (decreased by 20.7%) and shipment volumes (decreased by 25.9%).

For the six month ended September 30, 2022, the use of cash due to changes in non-cash working capital was C$121.1 million (September 30, 2021 – use of cash C$157.6 million), representing a net change of C$36.5 million. The decrease in the net change in working capital was due primarily to a decrease in accounts receivable (C$311.1 million), due to decreased steel revenue (C$230.5 million), lower NSR (decreased by 13.9%) and shipment volumes (decreased by 18.8%). The net change was partially offset by an increase in inventory (C$254.5 million) due to higher steel inventory on hand and impacts of rising prices of raw material, ore, scrap and natural gas.

Cash Flow Used In Investing Activities

For the three and six month periods ended September 30, 2022, cash used in investing activities was C$85.2 million and C$165.3 million, respectively (September 30, 2021 – C$25.1 million and C$44.2 million, respectively).

Expenditures for the acquisition of property, plant and equipment for the three month periods ended September 30, 2022 and September 30, 2021 were C$85.2 million and C$24.9 million, respectively. The Company recorded benefits of C$7.2 million (September 30, 2021 – C$1.0 million) in respect of the interest free loan issued by, and the grant given by the Canadian federal government as well as the low interest rate loan issued from the Ontario provincial government, all of which are discussed below.

Expenditures for the acquisition of property, plant and equipment for the six month periods ended September 30, 2022 and September 30, 2021 were C$165.3 million and C$44.0 million, respectively. The Company recorded benefits of C$7.2 million (September 30, 2021 – C$2.3 million) in respect of the interest free loan issued by, and the grant given by the Canadian federal government as well as the low interest rate loan issued from the Ontario provincial government, all of which are discussed below.

For the three and six month periods ended September 30, 2022, the Company had additions to property under construction for the EAF project of C$59.6 million and C$110.7 million, respectively (March 31, 2022 – C$51.4 million). As at September 30, 2022, since inception of the project the Company had additions to property under construction for the EAF project of C$162.5 million.

For the three and six month periods ended September 30, 2022, the Company had additions to property under construction for the plate mill modernization project of C$7.5 million and C$16.7 million, respectively (March 31, 2022 – C$39.0 million). As at September 30, 2022, since inception of the project the Company had additions for the plate mill modernization project of C$55.7 million. There has been C$38.6 million transferred into service for the completion of phase one of the plate mill modernization project.

Cash Flow Generated by (Used In) Financing Activities

For the three month period ended September 30, 2022, cash used in financing activities was C$554.3 million (September 30, 2021 – C$14.3 million). The increase in cash used in financing activities of C$540.0 million is largely due to the common shares repurchased and cancelled (C$543.0 million) under the Normal Course Issuer Bid and the Substantial Issuer Bid.

For the six month period ended September 30, 2022, cash used in financing activities was C$560.4 million (September 30, 2021 – C$115.3 million). The increase in cash used in financing activities of C$445.1 million is largely due to the common shares repurchased and cancelled (C$543.0 million) under the Normal Course Issuer Bid and the Substantial Issuer Bid, offset in part by the repayment of bank indebtedness in September 30, 2021 (C$86.9 million).

Capital Resources - Financial Position and Liquidity

The Company anticipates making, on average, approximately C$50-C$60 million of capital expenditures annually to sustain existing production facilities. Furthermore, supported by its agreements with the federal and provincial governments and using the cash received as a result of the Merger, the Company anticipates making significant capital expenditures relating to its modernization and expansion program over the next five years, including substantial investment in EAF steelmaking.

The below capital sources and future cash flows from operating activities avail the Company of substantial financial resources to complete its proposed expansion plans. The Company’s business generates significant cash flow and the Company does not anticipate any issues with generating sufficient cash and cash equivalents, both in the short term and the long term to meet its planned growth or to fund development activities.

As at September 30, 2022, the Company had cash of C$464.9 million (March 31, 2022 - C$915.3 million), and had unused availability under its Revolving Credit Facility of C$307.3 million ($224.2 million) after taking into account C$34.9 million ($25.4 million) of outstanding letters of credit and borrowing base reserves. At March 31, 2022, the Company had drawn C$0.1 million ($0.09 million), and there was C$278.2 ($222.6 million) of unused availability after taking into account C$34.1 million ($27.3 million) of outstanding letters of credit and borrowing base reserves.

The Revolving Credit Facility is governed by a conventional borrowing base calculation comprised of eligible accounts receivable plus eligible inventory plus cash. At September 30, 2022, there was C$0.5 million ($0.4 million) drawn on this facility. The Company is required to maintain a calculated borrowing base. Any shortfall in the borrowing base will trigger a mandatory loan repayment in the amount of the shortfall, subject to certain cure rights including the deposit of cash into an account controlled by the agent. As at September 30, 2022, the Company has complied with these requirements.

On November 30, 2018, the Company secured the following debt financing:

•	$250.0 million in the form of a traditional asset-based revolving credit facility, with a maturity date of November 30, 2023;

•

a C$60.0 million interest free loan from the Federal Economic Development Agency of the Government of Canada, through the Advanced Manufacturing Fund (the “Federal AMF Loan”). The Company will repay the loan in equal monthly installments beginning on April 1, 2022 with the final installment payable on March 1, 2028.; and

•

a C$60.0 million low interest loan from the Ministry of Energy, Northern Development and Mines of the Province of Ontario (the “Provincial MENDM Loan”). The Company will repay the loan in monthly blended payments of principal and interest beginning on December 31, 2024 and ending on November 30, 2028.

On March 29, 2019, the Company secured an agreement with the Minister of Industry of the Government of Canada, whereby the Company will receive C$15.0 million in the form of a grant and C$15.0 million in the form of an interest free loan through the Federal SIF. The Company will repay the interest free loan portion of this funding in equal annual payments beginning on April 30, 2024 and ending on April 30, 2031.

The Revolving Credit Facility, the Federal AMF Loan, the Provincial MENDM Loan and the Federal SIF are expected to service the Company’s principal liquidity needs (to finance working capital, fund capital expenditures and for other general corporate purposes) until the maturity of these facilities.

On September 20, 2021, the Company, together with the government of Canada, entered into an agreement of which a benefit of up to C$420.0 million would flow to the Company in the form of a loan up to C$200.0 million from the SIF and a loan up to C$220.0 million from the CIB. Under the terms of the Federal SIF agreement, the Company will be reimbursed for certain defined capital expenditures incurred to transition from blast furnace steel production to EAF steel production between March 3, 2021 and June 30, 2025. Annual repayments of the Federal SIF loan will be scalable based on the Company’s greenhouse gas emission performance.

Under the terms of the CIB agreement (“CIB Facility”), the Company may draw on a non-revolving construction credit facility. Following the completion of the project, quarterly payments including interest at a rate per annum equal to the base rate from the date of borrowing until November 27, 2031, then at a base rate plus 150 basis points until maturity of the loan are required prior to the loan maturity date, November 26, 2046. Pursuant to the terms of the CIB Facility, the amount of credit available is reduced by one-third of any restricted payments or distributions to shareholders, including dividends, and share repurchases. As of September 30, 2022, the amount available under the CIB Facility has been reduced by C$30.5 million as a result of restricted payments made.

On June 13, 2022, the Board of Directors declared a dividend of $0.05 per common share for shareholders of record at market close on June 27, 2022. On July 15, 2022, a dividend of C$9.5 million ($7.3 million) was paid and recorded as a distribution through retained earnings. On August 2, 2022, the Board of Directors declared a dividend of $0.05 per common share for shareholders of record on market close on August 31, 2022. On September 30, 2022, a dividend of C$7.1 million ($5.3 million) was paid and recorded as a distribution through retained earnings.

Normal Course Issuer Bid

On March 3, 2022, the Company commenced a normal course issuer bid (the “NCIB”) after receiving regulatory approval from the Toronto Stock Exchange. Pursuant to the NCIB, the Company is authorized to acquire up to a maximum of 7,397,889 of its shares, or 5% of its 147,957,790 issued and outstanding shares as of February 18, 2022, subject to a daily maximum of 16,586 shares. The common shares were available for purchase and cancellation commencing on March 3, 2022 until June14, 2022 at which time the NCIB was suspended with the launch of the Substantial Issuer Bid (“SIB”). The NCIB resumed after the completion of the SIB and the Company is permitted to acquire its shares until March 2, 2023 under the same terms and conditions.

As at September 30, 2022, the Company purchased and cancelled 3,077,572 common shares at a weighted average price of C$9.25 ($7.30) per share for a total purchase price of approximately C$34.7 million ($26.8 million). The excess of the purchase price paid over the carrying value of the common shares purchased, totalling C$6.1 million, was recognized as a reduction to retained earnings.

Substantial Issuer Bid

On June 21, 2022, the Company commenced a substantial issuer bid in Canada (collectively the “Offer”) to purchase for cancellation up to $400 million of its common shares. The Offer expired on July 27, 2022, and proceeded by way of a “modified Dutch auction”, whereby, shareholders who chose to participate in the Offer can individually select the price, within a price range of not less than $8.75 and not more than $10.25 per share (in increments of $0.10 per share), at which they will tender their shares to the Offer. Upon expiry of the Offer, the Company will determine the lowest purchase price that will allow it to purchase the maximum number of shares properly tendered to the Offer, and not properly withdrawn, having an aggregate purchase price not exceeding $400 million.

On July 27, 2022, the Offer was completed and 41,025,641 common shares at a weighted average book value of C$9.11 ($7.33) per share were purchased for cancellation at $9.75 per share, for an aggregate amount of $400 million. The excess of the purchase price over the carrying value of the shares purchased totalling C$127.4 million ($99.3 million) was recognized as a reduction to retained earnings. The common shares purchased under the Offer represented approximately 28.0% of the issued and outstanding common shares at the time the Offer was completed. As at September 30, 2022, the Company incurred transaction costs related to the SIB of C$1.1 million which were recorded within capital stock.

Contractual Obligations and Off Balance Sheet Arrangements

The following table presents, at September 30, 2022, the Company’s obligations and commitments to make future payments under contracts and contingent commitments. The following figures assume that the September 30, 2022, Canadian/US dollar exchange rate of $1.00 = C$0.7296 remains constant throughout the periods indicated.

millions of dollars	Total		Less than 1 year		Year 2		Years 3-5		More than 5 years
Bank indebtedness	C$	0.5	C$	0.5	C$	—	C$	—	C$	—
Long-term governmental loans		146.6		10.0		11.9		79.3		45.4
Purchase obligations - non-capital		1,178.7		602.3		461.1		115.3		—
Purchase obligations - capital		256.1		201.0		55.1		—		—
Environmental liabilities		76.8		4.3		5.0		12.9		54.6
Lease obligations		5.7		3.1		2.3		0.3		—

Total	C$	1,664.4	C$	821.2	C$	535.4	C$	207.8	C$	100.0

Purchase obligations - non-capital, which represent the Company’s most significant contractual obligations across the periods indicated above, are comprised of contracts to purchase the raw materials required to manufacture the Company’s products and therefore contribute directly to the Company’s ability to generate revenue. The Company enters into such contracts on an ongoing basis based on its production requirements to secure favorable raw material pricing and consistency of supply. The majority of the

Company’s purchase obligations mature in less than one year and are contracted based on the Company’s anticipated production, and the revenue generated from such production is applied to satisfy such purchase obligations. Purchase obligations – capital, represent the Company’s contractual obligations across the periods indicated above for the Electric Arc Furnace and Plate Mill Modernization capital projects.

Off balance sheet arrangements include letters of credit, and operating lease obligations as disclosed above. At September 30, 2022, the Company had C$34.9 million ($25.4 million) (March 31, 2022 - C$34.1 million ($27.3 million)) of outstanding letters of credit.

As discussed above, the Company maintains defined benefit pension plans and other post-employment benefit plans. At September 30, 2022, the Company’s net obligation in respect of its defined benefit pension plans was C$243.7 million (March 31, 2022 – C$118.1 million) and the Company’s obligation in respect of its other post-employment benefits plans was C$220.0 million (March 31, 2022 – C$239.8 million).

The Company’s obligations, commitments and future payments under contract are expected to be financed through cash flow from operations and funds from the Company’s Revolving Credit Facility. Any default in the Company’s ability to meet such commitments and future payments could have a material and adverse effect on the Company.

Related Party Transactions

As at September 30, 2022, there were no transactions, ongoing contractual or other commitments with related parties.

Financial Instruments

The Company’s financial assets and liabilities (financial instruments) include cash, restricted cash, accounts receivable, margin payments, bank indebtedness, accounts payable and accrued liabilities, derivative financial instruments, warrant liability, earnout liability and long-term governmental loans.

Financial assets and financial liabilities, including derivatives, are recognized when the Company becomes a party to the contractual provisions of the financial instrument or non-financial derivative contract. Financial instruments are disclosed in Note 23 to the September 30, 2022 condensed interim consolidated financial statements.

Critical Accounting Estimates

As disclosed in Note 5 of the March 31, 2022 consolidated financial statements, the preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the years.

Significant items subject to such estimates and assumptions include the going concern assessment, allowance for doubtful accounts, carrying amount and useful life of property, plant and equipment and intangible assets, defined benefit retirement plans and income tax expense and scientific research and development investment tax credits. Further, Note 4 to the March 31, 2022 consolidated financial statements discloses the basis for determining the fair value of the warrant, earnout and share-based compensation liabilities. Actual results could differ from those estimates.

Allowance for doubtful accounts

Management analyzes accounts receivable to determine the allowance for doubtful accounts by assessing the collectability of receivables owing from each individual customer. This assessment takes into consideration certain factors including the age of outstanding receivable, customer operating performance, historical payment patterns and current collection efforts, relevant forward looking information and the Company’s security interests, if any.

Useful lives of property, plant and equipment and intangible assets

The Company reviews the estimated useful lives of property, plant and equipment and intangible assets at the end of each annual reporting period, and whenever events or circumstances indicate a change in useful life. Estimated useful lives of items of property, plant and equipment and intangible assets are based on a best estimate and the actual useful lives may be different. The useful life of property, plant and equipment and intangible assets affects the amount of amortization and the net book value disclosed in the Company’s financial statements.

Impairment of property, plant and equipment and intangible assets

Any accounting estimate related to impairment of property, plant and equipment and intangible assets require the Company to make assumptions about future cash flows and discount rates. Further, determining whether property, plant and equipment and intangible assets are impaired requires the Company to determine the recoverable amount of the cash generated unit (“CGU”) to which the asset is allocated. To determine the recoverable amount of the CGU, management is required to estimate its fair value. To calculate the value of the CGU in use, management determines expected future cash flows, which involves, among other items, realization rates on future steel output, costs and volume of production, growth rate, and the estimated selling costs, using an appropriate weighted average cost of capital. Assumptions about future cash flows require significant judgement because actual operating levels have fluctuated in the past and are expected to do so in the future.

Defined Benefit Retirement Plans

The determination of employee benefit expense and obligations requires the use of assumptions such as the discount rate applied to determine the present value of all future cash flows expected in the plan. Since the determination of the cost and obligations associated with employee future benefits requires the use of various assumptions, there is measurement uncertainty inherent in the actuarial valuation process. Actual results could differ from estimated results which are based on assumptions.

Taxation

The Company computes an income tax provision in each of the jurisdictions in which it operates. Actual amounts of income tax expense and scientific research and experimental development investment tax credits only become final upon filing and acceptance of the returns by the relevant authorities, which occur subsequent to the issuance of the audited consolidated financial statements.

Additionally, the estimation of income taxes includes evaluating the recoverability of deferred income tax assets based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. The assessment is based upon existing tax laws and estimates of future taxable income. To the extent estimates differ from the final tax return, (loss) income would be affected in a subsequent period. The Company will file tax returns that may contain interpretations of tax law and estimates. Positions taken and estimates utilized by the Company may be challenged by the relevant tax authorities. Rulings that alter tax returns filed may require adjustment in the future.

Management’s Conclusions Regarding Effectiveness of Disclosure Controls and Procedures

We conducted an evaluation of the effectiveness of our “disclosure controls and procedures” (“Disclosure Controls”), as defined by Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of September 30, 2022. The Disclosure Controls evaluation was done under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as at September 30, 2022 to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

Our Chief Executive Officer and Chief Financial Officer have evaluated whether there were changes to the Company’s internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) during the period covered by this MD&A that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting, and no such changes were identified through their evaluation.

Selected Quarterly Information

(millions of dollars, except where otherwise noted)	2023				2022								2021
As at and for the three months ended[1]	Q2		Q1		Q4		Q3		Q2		Q1		Q4		Q3		Q2
Financial results
Total revenue	C$	599.2	C$	934.1	C$	941.8	C$	1,064.9	C$	1,010.2	C$	789.1	C$	638.5	C$	430.0	C$	377.0
Steel products		551.5		877.4		879.9		1,009.5		936.5		722.9		585.6		383.8		335.3
Non-steel products		8.2		11.6		13.9		14.2		31.8		24.4		5.6		9.5		6.9
Freight		39.5		45.1		48.0		41.2		41.9		41.8		47.3		36.7		34.8
Cost of sales		569.4		576.8		603.2		599.9		578.7		510.2		476.0		432.2		389.8
Administrative and selling expenses		24.2		28.4		28.0		18.9		29.4		26.7		32.5		15.5		11.9
Income (loss) from operations		5.6		328.9		310.6		446.1		402.1		252.2		130.0		(17.7)		(24.7)
Net income (loss)		87.2		301.4		242.9		123.0		288.2		203.7		100.1		(73.5)		(60.0)

Adjusted EBITDA	C$	82.7	C$	357.7	C$	334.4	C$	457.3	C$	430.6	C$	280.8	C$	166.9	C$	11.7	C$	—

Per common share (diluted)[3]
Net income (loss)	C$	0.36	C$	1.49	C$	1.45	C$	0.92	C$	4.02	C$	2.83	C$	1.40	C$	(1.02)	C$	(0.84)

Financial position
Total assets	C$	2,716.0	C$	3,070.5	C$	2,693.6	C$	2,520.7	C$	2,185.7	C$	1,697.2	C$	1,553.9	C$	1,541.9	C$	1,554.4
Total non-current liabilities		693.3		618.0		573.5		640.1		1,038.8		1,002.5		1,031.5		1,184.7		1,236.2

Operating results
Average NSR per nt2	C$	1,266	C$	1,632	C$	1,608	C$	1,827	C$	1,594	C$	1,185	C$	942	C$	701	C$	649
Adjusted EBITDA per nt2		189.9		665.4		611.1		827.6		733.1		460.3		268.4		21.4		0.0
Shipping volume (in thousands of nt)
Sheet		411		485		486		481		514		541		543		470		444
Plate		23		52		61		72		73		69		79		78		72

1 - Period end date refers to the following: “Q4” - March 31, “Q3” - December 31, “Q2” - September 30 and “Q1” - June 30.

2 - The definition and reconciliation of there non-IFRS measures are included in the “Non-IFRS Financial Measures” section of this MD&A.

3 - Pursuant to the Merger Agreement with Legato as described in the “Merger Transaction” section of this MD&A, on October 19, 2021, the Company effected a reserve stock split retroactively, such that each outstanding common share became such number of common shares, each valued at $10.00 per share, as determined by the conversion factor of 71.76775% (as defined in the Merger Agreement), with such common shares subsequently distributed to the equity holders of the Company’s former ultimate parent company.

Further, on February 9, 2022, the Company issused 35,883,692 common shares in connection with the earnout rights granted to non-management shareholders that existed prior to the Merger.

On March 3, 2022, the Company commenced a normal course issuer bid for which the Company purchased and cancelled 3,077,572 common shares as at September 30, 2022.

On June 21, 2022, the Company commenced a substantial issuer bid in Canada and a Tender Offer (the “Offer”) in the United States. On July 27, 2022, the Offer was completed and 41,025,641 common shares were purchased for cancellation.

Trend Analysis

The Company’s financial performance for the second quarter of fiscal year end 2023 (“Q2 2023”) decreased from the first quarter of fiscal year end 2023 (“Q1 2023”), primarily due to a decrease in NSR, a result of weakening market conditions. The following discussion reflects the Company’s trend analysis in chronological order:

Revenue:

•

increased C$53.0 million or 14% from C$377.0 million in Q2 2021 to C$430.0 million in the third quarter of fiscal year end 2021 (“Q3 2021”), a result of increased steel revenue mostly due to higher selling prices of steel as average NSR per nt increased by C$51.3 from C$649 per nt in Q2 2021 to C$701 per nt in Q3 2021. Further, steel shipments increased by 31 thousand nt or 6% from 516 thousand nt in Q2 2021 to 547 thousand nt in Q3 2021.

•

increased C$208.5 million or 48% from C$430.0 million in Q3 2021 to C$638.5 million in the fourth quarter of fiscal year end 2021 (“Q4 2021”), a result of increased steel revenue primarily due to higher selling prices of steel as average NSR per nt increased by C$241 from C$701 per nt in Q3 2021 to C$942 per nt in Q4 2021. Further, steel shipments increased by 75 thousand nt or 14% from 547 thousand nt in Q3 2021 to 622 thousand nt in Q4 2021.

•

increased C$150.6 million or 24% from C$638.5 million in Q4 2021 to C$789.1 million in Q1 2022, a result of increased steel revenue mainly due to higher selling price of steel as average NSR per nt increased by C$243.3 from C$942 per nt in Q4 2021 to C$1,185 per nt in Q1 2022.

•

increased C$221.1 million or 28% from C$789.1 million in Q1 2022 to C$1,010.2 million in Q2 2022, a result of increased steel revenue mostly due to higher selling price of steel as average NSR per nt increased by C$409.5 from C$1,185 per nt in Q1 2022 to C$1,594 per nt in Q2 2022.

•

increased C$54.7 million or 5% from C$1,010.2 million in Q2 2022 to C$1,064.9 million in Q3 2022, a result of increased steel revenue primarily due to higher selling prices of steel as average NSR per nt increased by C$233 from C$1,594 per nt in Q2 2022 to C$1,827 per nt in Q3 2022.

•

decreased C$123.1 million or 12% from C$1,064.9 million in Q3 2022 to C$941.8 million in Q4 2022, a result of decreased steel revenue primarily due to lower selling prices of steel as average NSR per nt decreased by C$219 from C$1,827 per nt in Q3 2022 to C$1,608 per nt in Q4 2022.

•

decreased C$7.7 million or 1% from C$941.8 million in Q4 2022 to C$934.1 million in Q1 2023, a result of decreased steel revenue primarily due to lower shipments of steel as shipping volume decreased by 9,693 tons from 547,217 tons in Q4 2022 to 537,524 tons in Q4 2022.

•

decreased C$334.9 million or 36% from C$934.1 million in Q1 2023 to C$599.2 million in Q2 2023, a result of decreased steel revenue primarily due to lower selling prices of steel as average NSR per nt decreased by C$366 from C$1,632 per nt in Q1 2023 to C$1,266 per nt in Q2 2023.

Net income (loss):

•

of (C$73.5) million in Q3 2021 decreased compared to (C$60.0) million in Q2 2021 mostly due an increase in cost of sales of C$42.4 million, offset, in part by an increase in revenue of C$53.0 million due primarily to higher selling price of steel.

•

of C$100.1 million in Q4 2021 increased compared to (C$73.5) million in Q3 2021 mainly to due higher revenue of C$208.5 million, a result of higher selling prices of steel and increased steel shipments and proportionately lower increase in cost of sales of C$43.8 million.

•

of C$203.7 million in Q1 2022 increased compared to C$100.1 million in Q4 2021 due primarily to higher revenue (increased by C$150.6 million), a result of higher selling prices of steel, proportionately lower increase in cost of sales of C$34.2 million and lower administrative and selling expenses (decreased by C$5.8 million).

•

of C$288.2 million in Q2 2022 increased compared to C$203.6 million in Q1 2022 primarily due to higher revenue of C$221.1 million, a result of higher selling prices of steel with a proportionately lower increase in cost of sales of C$68.5 million.

•

of C$123.0 million in Q3 2022 decreased compared to C$288.2 million in Q2 2022 mostly due to listing expense (C$235.6 million) as a result of the Merger. This was offset, in part, by changes in fair value of warrant liability (C$6.8 million), changes in fair value of earnout liability (C$33.6 million), changes in fair value of share-based compensation liability (C$2.9 million) and increased revenue due primarily to higher selling price of steel.

•

of C$242.9 million in Q4 2022 increased compared to C$123.0 million in Q3 2022 mostly due to listing expense (C$235.6 million) as a result of the Merger in Q3 2022. This was offset, in part, by decreased revenue due primarily to lower selling price of steel.

•

of C$301.4 million in Q1 2023 increased compared to C$242.9 million in Q4 2022 mainly due to the changes in fair value of warrant liability (C$51.6 million) and changes in fair value of share-based compensation liability (C$12.3 million).

•

of C$87.2 million in Q2 2023 decreased compared to C$301.4 million in Q1 2023 primarily due to decreased revenue of C$334.9 million, a result of lower selling prices of steel with a lower decrease in cost of sales of C$55.2 million. In addition, pension and post-employment benefit expenses increased as a result of ratifying the collective bargaining agreements (C$53.3 million). This was offset, in part, by lower income tax expense of C80.0 million due to lower income before income taxes.